Exhibit 99.1

Van Leeuwenhoeck Institute Updates Immuron Research Coverage

22 November 2017, Melbourne, Australia: Immuron Limited (ASX:IMC) (the “Company”) wishes to advise investors that Van Leeuwenhoeck Institute, a prominent European and US-based Life Sciences Research and Analyst firm (“VLI”), has published an updated Equity Analyst Research Report on the Company and its R&D programs.

 The report provides an independent overview and estimated valuation of Immuron’s Intellectually Property Assets including its current pipeline of development programs. The report also highlights the high-growth market opportunity for two key diseases for which Immuron seeks to develop treatments for, Non-Alcoholic Steatohepatitis (NASH) and C. Difficile.

 Van Leeuwenhoeck Institute provides expert independent un-biased equity research on the real value of innovative life science biotechnology companies in Europe, North America, Australia and emerging markets for institutional, and professional investors throughout the US and Europe.

 A copy of the Research Note as well as others can be viewed on the Company website at: http://www.immuron.com/investor-centre/analyst-reports/.

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au
USA MEDIA CONTACT: Kate Caruso-Sharpe FischTank Marketing and PR US Ph: + 1 646 699 1414 kate@fischtankpr.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com

About Van Leeuwenhoeck Institute:

Van Leeuwenhoeck Institute (VLI) provides institutional investors and other professional investors with independent, un-biased research on the real value of innovative Life Sciences companies. Many institutional and individual investors will not invest in companies lacking independent third-party research coverage, yet few investment banks cover this sector because it requires dedicated expertise.

In spite of the lack of quality knowledge on an industry-wide basis, there is increased demand for life science-specific market research as investors are seeking information about leading companies in the sector in order to make well-informed investment decisions.

Immuron Limited has engaged VLI to provide the Company with logistical support services in support of potential European road shows.

For more information visit: http://www.leeuwenhoeck.com/

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of travellers’ diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.